FORM 51-102F3

                           MATERIAL CHANGE REPORT

1.   NAME AND ADDRESS OF COMPANY

     Noranda Inc. (the "Company")
     181 Bay Street, Suite 200
     BCE Place
     Toronto, Ontario
     M5J 2T3

2.   DATE OF MATERIAL CHANGE

     April 29, 2005.

3.   NEWS RELEASE

     Atttached is a copy of a press release issued by the Company on April 29, 2005 in Toronto, Ontario via CCNMatthews.

4.   SUMMARY OF MATERIAL CHANGE

     On April 29, 2005, the Company announced the results of its issuer bid (the "Issuer Bid") dated March 24, 2005 to purchase up to 63,377,140 of its common shares (the "Common Shares") in exchange for three series of its junior preference shares ("Junior Preference Shares") with an aggregate stated value of US$1.25 billion. The Issuer Bid expired at 8:00 P.M. (Toronto time) on April 28, 2005.

     The Company confirmed that it would take up the maximum number of Common Shares validly deposited under the Issuer Bid. Each Common Share taken up under the Issuer Bid will be exchangeable for 0.316 Junior Preference Shares, Series 1, 0.316 Junior Preference Shares, Series 2 and 0.158 Junior Preference Shares, Series 3. The Junior Preference Shares issued pursuant to the Issuer Bid will be listed on the Toronto Stock Exchange (TSX: NRD.PR.X, NRD.PR.Y and NRD.PR.Z) and will commence trading on May 4, 2005.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Reference is made to the press release attached as Schedule "A" hereto.

6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

     Not applicable.

7.   OMITTED INFORMATION

     Not applicable.

8.   EXECUTIVE OFFICER

     Stephen K. Young
     Corporate Secretary

     Telephone: (416) 982-7069

9.   DATE OF REPORT

     DATED April 29th, 2005 at Toronto, Ontario.

                       SCHEDULE "A" - PRESS RELEASE
                       ----------------------------

[NORANDA LOGO]

                  NORANDA ANNOUNCES RESULTS OF ISSUER BID

APRIL 29, 2005 - 07:30:15 ET

TORONTO, ONTARIO--(CCNMATTHEWS - APRIL 29, 2005) - Noranda Inc. ("Noranda") (TSX:NRD)(NYSE:NRD) today announced the results of its previously announced issuer bid (the "Issuer Bid"), the first step of an all-encompassing plan to combine Noranda and Falconbridge Limited and create one of North America's largest base-metals companies. Under the terms of the Issuer Bid, Noranda offered to purchase up to 63,377,140 of its Common Shares in exchange for three series of its Junior Preference Shares with an aggregate stated value of US$1.25 billion. The Issuer Bid expired at 8:00 p.m. (Toronto time) on April 28, 2005.

Noranda confirmed that it will take up the maximum number of Common Shares validly deposited under the Issuer Bid. Each Common Share taken up under the Issuer Bid will be exchanged for 0.316 Junior Preference Shares, Series 1, 0.316 Junior Preference Shares, Series 2 and 0.158 Junior Preference Shares, Series 3. The Junior Preference Shares issued pursuant to the Issuer Bid will be listed on the Toronto Stock Exchange (TSX: NRD.PR.X, NRD.PR.Y and NRD.PR.Z) and will commence trading on the TSX on May 4, 2005.

A total of 161,286,906 Common Shares were, directly or indirectly, validly deposited under the Issuer Bid. As more than the maximum number of Common Shares offered to be exchanged were deposited under the Issuer Bid, a pro ration factor will be applied and, as a result, each shareholder having validly deposited shares under the Issuer Bid will have approximately 39% of such shares exchanged in accordance with the terms of the Issuer Bid.

Fractional Junior Preference Shares will not be issued. Instead of receiving a fractional Junior Preference Share, shareholders will receive a cash payment equal to such fraction multiplied by US$25. Payment for fractional Junior Preference Shares issuable under the Issuer Bid will be made by Noranda to the depositary, as agent for the depositing shareholders, on or before May 4, 2005. The depositary will issue and mail share certificates and cheques, as applicable, as soon as practicable thereafter. Return of shares not purchased because of pro ration or invalid deposit will be made as soon as practicable.

Brascan Corporation tendered its holdings of 122,597,952 Noranda Common Shares to the Issuer Bid. As a result of the successful completion of the Issuer Bid, Brascan's ownership of Common Shares of Noranda will decline to approximately 32%.

The completion of the Issuer Bid is the first step in a two-step transaction for Noranda to combine with Falconbridge. The second step is Noranda's offer to purchase all of the outstanding common shares of Falconbridge not already owned by Noranda, at an exchange ratio of 1.77 Common Shares of Noranda for each Common Share of Falconbridge. This offer is open for acceptance until 8:00 p.m. on May 5, 2005. Upon successful completion of Noranda's combination with Falconbridge, Brascan's ownership of the new company, NorandaFalconbridge, would be further reduced to approximately 20%. A press release summarizing the results of this offer will be issued on May 6, 2005.

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD). The company's website can be found at www.noranda.com.
---------------

NOTE: This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies' Annual Reports and 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Noranda Inc.
Denis Couture
Vice-President, Investor Relations,
Communications and Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
or
Noranda Inc.
Steve Douglas
Executive Vice-President and Chief Financial Officer
(416) 982-3554
steve.douglas@toronto.norfalc.com
www.noranda.com